Exhibit 99.3

MR Investment Limited

Master Q&A (November 24, 2006)

■	What did Carlyle announce?

—	Carlyle is leading a consortium of investors that has made an indication of interest to the Board of Directors of Advanced Semiconductor Engineering, Inc. (ASE or the company) regarding a potential all-cash acquisition of ASE at a purchase price of NT$39.00 per share. The indicative price represents a 23.5% premium to the 30-day average closing price of ASE shares on the Taiwan Stock Exchange

—	Carlyle has also entered into an exclusivity agreement with Jason C.S. Chang, the Chairman and largest shareholder of ASE, who together with his affiliated holding company holds approximately 18.4% of the outstanding shares of ASE. Chairman Chang has agreed, subject to certain conditions, to participate as a member of the consortium and will roll over his equity interest in ASE into an equity interest in the holding company formed by the consortium

■	What is the rationale behind the proposed transaction?

—	Carlyle believes that: 1) the fundamental industry dynamics are attractive, and 2) ASE is an attractive company that we could help develop further through our resources and engagement in the global semiconductor industry

—	Carlyle believes that ASE, its management and employees would benefit from the collective semiconductor know-how and management expertise as well as networks of Carlyle and its portfolio companies

—	Global private equity firms, such as Carlyle, have become more experienced and interested in the semiconductor industry as evidenced in the recent buyouts of Philips’ semiconductor business (NXP Semiconductors) and Freescale Semiconductor. Because of their long investment horizon, private equity investors are less concerned about volatility that is inherent in cyclical businesses. Long-term private equity investors are ideal partners to support semiconductor companies in funding, strategic resources and business development

—	Committed global private equity firms are well-positioned to enhance companies’ leadership in domestic/ international markets and grow their competitiveness. They are also well-positioned to instill best practices and forge strategic partnerships

■	What is the envisaged transaction structure?

—	The structure that is being contemplated is a tender offer for 100% of ASE shares followed by a back-end cash merger

■	Why acquire 100% of the outstanding shares of ASE?

—	To effectively drive change and improvement, it is necessary to have a 100% ownership of a company. After the company is privatized, managers and employees can be better incentivized to focus on producing high performance, and are less affected by the pressure of meeting quarterly earnings targets that is often faced by managers of a public company. In addition, private equity firms can help secure attractive financing terms with full control of cash flows

—	Globally, most private equity-sponsored buyouts are 100% acquisitions

—	Committed private equity investors, such as Carlyle, will own an asset for as long as it takes to make a meaningful difference. They are the right investors for a certain stage in a company’s development

—	Private equity firms can add value to a company most effectively without the pressure of the public market

■	Will ASE be de-listed as a result of the transaction?

—	Yes. See answer to prior question. The goal is to effectively grow ASE into an even bigger and stronger leader in the global arena. The Taiwan economy and the company’s workforce will benefit from the company’s growth as a result

■	When is the consortium planning to launch the transaction?

—	We are finalizing due diligence, debt financing, documentation and other execution details. We intend to launch as soon as all the necessary work is completed

■	What is the minimum acceptance condition of the tender offer?

—	We are still finalizing the transaction structure, but envisage acquiring such number of shares in the tender offer that, together with shares to be acquired from management shareholders, will constitute at least 51% in order to ensure the successful execution of a back-end cash merger

■	Other than Carlyle, who else is in the consortium?

—	Carlyle is the lead investor and will be funding the majority of the new equity injection. The discussions with other potential consortium members have not been finalized and will be disclosed if and when appropriate. Chairman Chang has agreed, subject to certain conditions, to roll over his equity interest in ASE into an equity interest in the holding company formed by the consortium

■	What has Chairman Chang agreed to?

—	Chairman Chang, who together with his affiliated holding company owns approximately 18.4% of the outstanding shares of ASE, has agreed to work exclusively with Carlyle in relation to his equity interest in ASE in connection with this transaction

—	In addition, Chairman Chang has agreed, subject to certain conditions, to participate as a member of the consortium and to roll over his equity interest in ASE into an equity interest in the holding company formed by the consortium

■	Will Chairman Chang sell his shares to Carlyle and exit the business? What is the Chairman’s ownership of the company post the transaction?

—	We have not finalized all the terms of the transaction structure. However, this transaction envisages an equity roll-over by Chairman Chang such that he will own a significant minority equity interest in the company post-transaction

—	Chairman Chang is a highly capable manager. The consortium would value his continued leadership at ASE

■	What will happen to the senior management of ASE?

—	Chairman Chang is a highly capable manager. The consortium would value his continued leadership at ASE

—	We do not contemplate major changes to the organizational or leadership structure of ASE as a result of this transaction

■	Does Carlyle have any plans to downsize the workforce of the company after the transaction?

—	We are not planning for any downsizing of the workforce post the transaction. ASE has an efficient operation and highly skilled workforce. Our goal for the company is to seek new growth opportunities and areas for further investments

—	Carlyle is investing in ASE for growth. We are committed to supporting ASE’s growth and success and to providing long-term opportunities for ASE’s employees

■	How do you think ASE’s employees will respond to the news of this proposed transaction?

—	We do not contemplate major changes to the organizational or leadership structure of the company as a result of this transaction

—	Incentivizing employees is an important strategy of Carlyle

—	We know the semiconductor industry and have a strong reputation for building value by providing financial resources and strategic insights. We are committed to supporting ASE’s growth and success and to providing long-term opportunities for ASE’s employees

■	Who are the advisors involved?

—	Goldman Sachs is the financial advisor to the consortium

—	Carlyle has retained Paul, Weiss, Rifkind, Wharton & Garrison LLP and Lee & Li and Chairman Chang has retained Shearman & Sterling and Baker & McKenzie as legal advisors

Cautionary Statements

The discussions between Advanced Semiconductor Engineering, Inc. (ASE) and the consortium have not been completed and there can be no assurance that an offer will ultimately be made by the consortium or what the ultimate terms of such an offer would be.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The potential offer for the outstanding shares of ASE described in this document has not commenced. Any offers to purchase or solicitations of offers to sell, if ultimately made, will be made in accordance with Taiwan law, including without limitation a tender offer filed with the Financial Supervisory Commission (FSC) of Taiwan. In addition, if a tender offer is commenced, and if such tender offer is deemed subject to Rule 14d-1(d) promulgated under the U.S. Securities Exchange Act of 1934, a Tender Offer Statement on Schedule TO would be filed with the U.S. Securities and Exchange Commission (SEC) containing an offer to purchase and other documents relating to the transaction and ASE would be expected to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction.

If and when they become available, the offer documents required under Taiwan and U.S. laws will contain important information and shareholders of ASE are urged to read them carefully before any decision is made with respect to any offer. Those documents will be made available by the consortium to all shareholders of ASE at no cost to them. In addition, shareholders of ASE will be able to obtain a free copy of those documents (if and when they become available) at the website maintained by FSC (http://www.fscey.gov.tw), Taiwan’s Market Observation Post System (http://newmops.tse.com.tw) or the SEC (http://www.sec.gov), as applicable.